The following items will be discussed during the CEO`s meeting with the press on December 13, 2005.

<2006 management direction>

O strengthen growth engine

• plan to spend KRW 3 trillion for CAPEX

invest KRW 1 trillion in WiBro, IP-TV, and Contents business

O co-existing management

• raising KRW 50 billion fund to support mid to small size businesses

• changing to a cash-based payment system to mid to small size business

• implementing sharing of performance resulting from enhanced product quality by cooperating companies

O Improving customer service

• Implementing internet family doctor service

• Expanding female engineer visit

• Expanding service hours during weekends and nights

• Implementing various services such as visiting service.